Northwestern Mineral Ventures Inc.
36 Toronto Street
Suite 1000
Toronto, Ontario M5C 2C5
Canada.

Tel: (416) 367-6875

October 27, 2006

Mr. Karl Hiller
Branch Chief Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Northwestern Mineral Ventures Inc.

Dear Mr. Hiller:

In connection with our filing with the Securities and Exchange Commission (the ‘‘Commission’’) of an amendment to our Annual Report on Form 20-F for the year ended December 31, 2005, Northwestern Mineral Ventures Inc. (the ‘‘Registrant’’), hereby confirms and acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	The Staffs comments or changes to disclosure made in response to the Staffs comments do not foreclose the Commission from taking any action with respect to the filing;

3.	Registrant may not assert any of the Staffs comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the above, please contact James Berns, Esq., at (212) 332-3320.

Yours sincerely,
/s/ Marek Kreczmer
Marek Kreczmer President